Exhibit 3.4


        ARTICLE VIII - INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER
                           AUTHORIZED REPRESENTATIVES

         SECTION 1. INDEMNIFICATION OF AUTHORIZED REPRESENTATIVES IN THIRD-PARTY PROCEEDINGS. To the maximum extent not prohibited by law, the Corporation shall indemnify any person who was or is an "authorized representative" of the Corporation (which shall mean for purposes of this Article a Director or officer of the Corporation, or a person serving at the request of the corporation as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust or other business enterprise) and who was or is a "party" (which shall include for purposes of this Article the giving of testimony or similar involvement) or is threatened to be made a party to any "third-party proceeding" (which shall mean for purposes of this Article any threatened, pending or completed action, suit or proceeding, whether civil, criminal, arbitration, administrative or investigative other than an action by or in the right of the Corporation) by reason of the fact that such person was or is an authorized representative of the Corporation, against expenses (which shall include for purposes of this Article attorneys, fees and expenses), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal third party proceeding (which could or does lead to a criminal third party proceeding) had no reasonable cause to believe such conduct was unlawful. The termination of any third party proceeding by judgment, order, settlement, indictment, conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the authorized representative did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal third party proceeding, had reasonable cause to believe that such conduct was unlawful.

         SECTION 2. INDEMNIFICATION OF AUTHORIZED REPRESENTATIVES IN CORPORATE PROCEEDINGS. The Corporation shall indemnify any person who was or is an authorized representative of the Corporation and who was or is a party or is threatened to be made a party to any "corporate proceeding" (which shall mean for purposes of this Article any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor or investigative proceeding by the Corporation) by reason of the fact that such person was or is an authorized representative of the Corporation, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such corporate action if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that a court of competent jurisdiction shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to be indemnified to the extent such court shall order.

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         SECTION 3. MANDATORY INDEMNIFICATION OF AUTHORIZED REPRESENTATIVES. To
the extent that an authorized representative of the Corporation has been successful on the merits or otherwise in defense of any third party proceeding or corporate proceeding or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith.

         SECTION 4. DETERMINATION OF ENTITLEMENT TO INDEMNIFICATION. Any indemnification under Sections 1, 2 or 3 of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the authorized representative is proper in the circumstances because such person has either met the applicable standards of conduct set forth in Sections 1 or 2 or has been successful on the merits or otherwise as set forth in Section 3 and that the amount requested has been actually and reasonably incurred. Such determination shall be made:

         (1) By the Board of Directors by a majority of a quorum consisting of Directors who were not parties to such third party or corporate proceeding; or

         (2) If such a quorum is not obtainable, or, even if obtainable, a majority vote of such a quorum so directs, by independent legal counsel in a written opinion; or

         (3)      By the shareholders.

         SECTION 5. ADVANCING EXPENSES. Expenses actually and reasonably incurred in defending a third party or corporate proceeding shall be paid on behalf of an authorized representative by the Corporation in advance of the final disposition of such third party or corporate proceeding as authorized in the manner provided in 4 of this Article upon receipt of an undertaking by or on behalf of the authorized representative to repay such amount unless it shall ultimately be determined that such person is entitled to be indemnified by the Corporation as authorized in this Article. The financial ability of such authorized representative to make such repayment shall not be a prerequisite to the making of an advance.

         SECTION 6. SCOPE OF ARTICLE. The indemnification of, and advancement of expenses to, authorized representatives, as authorized by this Article, shall
(1) not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, agreement, vote of shareholders or disinterested Directors or otherwise, both as to action in an official capacity and as to action in another capacity, (2) continue as to a person who has ceased to be an authorized representative and
(3) inure to the benefit of the heirs, executors and administrators of such a person.